MICHAEL A. RAMIREZ

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

April 23, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Post-Effective Amendment to File No. 333-240070

Separate Account A of Pacific Life & Annuity Company (811-09203)
Post-Effective Amendment to File No. 333-240071

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on April 7, 2021, received in connection with the above referenced 485A filings on Form N-4 (filed on February 10, 2021) to Pacific Advisory Variable Annuity. All disclosure changes included in this response will be made to both registration statements referenced above, as applicable, by subsequent post-effective amendment.

1.            Staff Comment: Adjust the heading of the Rate Sheet Prospectus Supplement so that the description of the contract is set off from the name of the Contract.

Response: We made the requested modification.

2.            Staff Comment: Revise the first sentence following the heading paragraph to include a reference to the Pacific Advisory Variable Annuity contracts.

Response: We made the requested modification.

3.            Staff Comment: At the top of page 3 of the Prospectus, remove “certain” from the statement of Investment Option limitations if a living benefit rider is purchased.

Response: We made the requested modification.

4.            Staff Comment: On page 10 of the Prospectus, if accurate, amend the language in the newly-added second paragraph of the Withdrawals section to state that taking a withdrawal before a certain age or a withdrawal that is greater than the annual withdrawal amount (an excess withdrawal) under a living benefit rider may result in adverse consequences such as a permanent reduction in rider benefits, a failure to receive lifetime withdrawals under the rider, or termination of the rider.

Response: We made the requested modification

5.            Staff Comment: In the fourth paragraph of the Withdrawals section on page 10, state that withdrawals may also impact the benefits provided by an optional living benefit rider.

Response: We made the requested modification.

6.            Staff Comment: Add to the first paragraph under The Death Benefit section on page 11 that the standard death benefit is equal to the Contract Value.

Response: We added the disclosure, with slight modification (new language underlined):

“Death benefit proceeds are payable when we receive proof of death and payment instructions In Proper Form and is equal to the Contract Value as of the Notice Date.”

7.            Staff Comment: If a rider can be elected within 60 days of the Contract Date, the Company should not be able to remove it by amendment for those Contract owners who have already purchased the Contract and should only apply to new purchasers of the Contract. Please delete the first two sentences.

Response: We deleted this disclosure where it appears in the Prospectus.

8.            Staff Comment: In the second to last paragraph on page 13, if the revision is meant to capture withdrawals after 59½ but during the term an annual credit may be applied, please add “after 59½ but” after “Taking a withdrawal before 59½,” and where this disclosure appears in the Prospectus. Please also make this change on page 45.

Response: We made the requested modification.

9.            Staff Comment: On page 26, the sentence “We reserve the right to reject additional Purchase Payments” appears to be misplaced. Please move this to the Making Additional Purchase Payments subsection below.

Response: Thank you for bringing this to our attention. We removed the referenced sentence and added similar, more detailed disclosure found elsewhere in the Prospectus regarding the rejection of additional Purchase Payments to the Making Additional Purchase Payments subsection.

10.    Staff Comment: On page 41, please insert the following sentence found in similar disclosure in the Prospectus: “We will not accept any withdrawal requests to pay advisory fees in excess of the 1.5% limit during the calendar year.”

Response: We included the requested disclosure accordingly.

11.    Staff Comment: On page 43, please make parallel changes to the bullets regarding riders and whether withdrawals for advisory fees in excess of 1.5% may be made as those found on page 10.

Response: We updated the disclosure accordingly.

I believe the foregoing is responsive to the additional comments received. Please do not hesitate to reach me at (402) 574-3128 if there are any further issues. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez